Exhibit 99.1

News Release

PartnerRe Ltd. Reports Full Year 2023 Results
PEMBROKE, Bermuda, March 25, 2024 - PartnerRe Ltd. ("the Company") today reported Full Year 2023 Results
Highlights
▪Net income available to common shareholder of $2,308 million for a return on equity of 32.0%
▪Operating income of $1,447 million for an operating income return on equity of 20.0%, a 7.5% improvement
▪Net premiums earned grew by 9% reflecting 4% growth in Non-life and 26% growth in Life and Health
▪Non-life underwriting result was $1,071 million, with a combined ratio of 81.6%
▪Life and health allocated underwriting result, including allocated net investment income, of $159 million
▪Net investment return of $1,148 million included unrealized gains on fixed maturities and short-term investments of $391 million. Net investment income increased by $247 million to $646 million
▪On December 27, 2023, the Government of Bermuda enacted the Corporate Income Tax Act 2023 ("CIT Act"), which will apply a 15% corporate income tax to certain Bermuda businesses in fiscal years beginning on or after January 1, 2025. The Company recognized a net deferred tax asset of $432 million related to the enactment of the CIT Act, including $487 million related to the Economic Transition Adjustment (ETA), which is intended to provide a fair and equitable transition into the tax regime, partially offset by a $55 million net deferred tax liability in relation to the future tax impact of temporary differences between book and tax value.
▪Cash flows from operating activities of $2,236 million, reflecting growth of 52%
▪Long Duration Targeted Improvements ("LDTI") accounting standard adopted in Q1 2023; comparable periods have been updated to reflect the adoption
PartnerRe President and Chief Executive Officer Jacques Bonneau commented,
"2023 has proven to be one of the strongest years in our recent history. Favorable market conditions, combined with a continued focus on disciplined execution, resulted in operating income of $1,447 million for an operating return on equity of 20.0%. In P&C we have experienced a notable decrease in the impact to our earnings from catastrophic activity this year, while we continued to grow the premium base of our Specialty and Life and Health businesses. Our investment portfolio also performed well, demonstrated by 62% growth in net investment income compared to 2022 as we continue to reinvest available cash at higher rates. Looking toward the future, PartnerRe remains committed to its core values and strategic priorities to bring value to our clients, capital partners and shareholders. We will continue to build upon the strong foundation we have established and focus on continuing to improve upon our relentless pursuit of execution.
With my retirement announced to take effect at the end of March 2024, it has been a privilege for me to work alongside the talented individuals here at PartnerRe. I am confident we have the right leadership to continue leading the company forward in all facets of our business."

Operating income and operating income return on equity are non-GAAP financial measures. See "Non-GAAP Financial Measures - Regulation G" for a reconciliation of non-GAAP measures.
Life and health allocated underwriting result includes net premiums earned, loss and loss expenses, acquisition costs, other income, other expense and allocated net investment income.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

PartnerRe Ltd.
Consolidated Statements of Operations and
Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the year ended
	December 31, 2023	December 31, 2022 (1)
Revenues
Gross premiums written	$9,102,358	$8,689,279
Net premiums written	$7,928,912	$7,544,195
Increase in unearned premiums	(10,152)	(287,078)
Net premiums earned	7,918,760	7,257,117
Net investment income	645,685	398,348
Net realized and unrealized investment gains (losses)	517,426	(1,969,014)
Other income	40,965	40,492
Total revenues	9,122,836	5,726,943
Expenses
Losses and loss expenses (liability remeasurement loss (gain): 2023, $7,102; 2022, $(1,267))	4,990,208	4,725,872
Market risk benefit gains	(7,079)	(121,211)
Acquisition costs	1,563,107	1,537,213
Other expenses	463,385	414,876
Interest expense	57,532	55,185
Amortization of intangible assets	7,906	8,912
Net foreign exchange losses	42,542	14,774
Total expenses	7,117,601	6,635,621
Income (loss) before taxes and interest in (losses) earnings of equity method investments	2,005,235	(908,678)
Income tax benefit (expense)	327,924	(41,895)
Interest in (losses) earnings of equity method investments	(15,040)	10,821
Net income (loss)	2,318,119	(939,752)
Preferred dividends	9,750	9,750
Net income (loss) attributable to common shareholder	$2,308,369	$(949,502)
Comprehensive income (loss)
Net income (loss)	$2,318,119	$(939,752)
Change in currency translation adjustment	(3,180)	5,670
Change in net unrealized gains or losses on investments, net of tax	(26)	—
Change in unfunded pension obligation, net of tax	(15,005)	12,573
Changes in discount rate for liability for future policy benefits, net of tax	(49,984)	99,250
Changes in instrument-specific credit risk for market risk benefits, net of tax	4,843	49,794
Comprehensive income (loss)	$2,254,767	$(772,465)
(1) Amounts have been adjusted to reflect the adoption of LDTI.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	December 31, 2023	December 31, 2022 (1)
Assets
Investments:
Fixed maturities, at fair value	$15,090,056	$13,021,914
Short-term investments, at fair value	1,020,257	523,510
Equities, at fair value	917,170	929,886
Investments in real estate	56,188	57,984
Other invested assets	3,464,839	3,355,106
Total investments	20,548,510	17,888,400
Cash and cash equivalents	1,097,423	1,251,596
Accrued investment income	122,107	103,752
Reinsurance balances receivable	3,377,324	3,342,612
Reinsurance recoverable on paid and unpaid losses	1,921,231	1,947,786
Prepaid reinsurance premiums	215,611	247,276
Funds held by reinsured companies	450,454	471,570
Deferred acquisition costs	1,020,704	1,012,067
Market risk benefit assets, at fair value	144,636	131,186
Deposit assets	164,189	81,053
Net tax assets	563,368	160,634
Goodwill	456,380	456,380
Intangible assets	81,913	89,769
Other assets	324,639	203,119
Total assets	$30,488,489	$27,387,200
Liabilities
Non-life reserves	$13,151,309	$12,725,631
Life and health reserves	2,859,257	2,497,519
Market risk benefit liabilities, at fair value	5,062	9,170
Unearned premiums	2,741,755	2,745,371
Other reinsurance balances payable	655,240	632,336
Debt	1,883,585	1,848,003
Deposit liabilities	6,009	4,681
Net tax liabilities	57,584	38,576
Accounts payable, accrued expenses and other (2)	704,267	488,594
Total liabilities	22,064,068	20,989,881
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive income	7,527	70,879
Retained earnings	6,478,960	4,388,506
Total shareholders’ equity	8,424,421	6,397,319
Total liabilities and shareholders’ equity	$30,488,489	$27,387,200
(1) Amounts have been adjusted to reflect the adoption of LDTI.
(2) Includes payables for securities purchased of $221 million as at December 31, 2023 compared to $149 million as at December 31, 2022.

PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G
In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are useful to investors and other stakeholders and help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by other companies outside of the insurance industry. These non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP and investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance. The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Income (Loss) available to Common Shareholder (Operating Income (Loss)); Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE): The Company uses Operating income (loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating income (loss) is calculated after preferred dividends and excludes the impact of market risk benefit gains (losses), net realized and unrealized gains and losses on investments, net foreign exchange gains and losses, interest in earnings (losses) of equity method investments, favorable or adverse prior years' reserves development for which we have ceded the risk under an adverse development cover (ADC) and related changes in amortization of the deferred gain, the change in the deferred tax asset related to the Economic Transition Adjustment (ETA) under the Bermuda Corporate Income Tax Act 2023 (CIT Act), the impact of non-recurring transactions such as losses on the redemption of preferred shares, and the cumulative tax effects of these adjustments. The Company calculates Annualized Operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating income (loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. The Company's management believes that Operating income (loss) is useful to stakeholders because it more accurately reflects the underlying fundamentals of the business by removing the variability arising from activity that is largely independent of its business and underwriting processes, such as: fluctuations in the fair value of market risk benefit assets and liabilities; the fluctuations in the fair value of the Company's investment portfolio; fluctuations in foreign exchange rates; fluctuations of returns on the Company's equity method investments; the impact of retroactive reinsurance agreements where the Company believes adjusting for this development shows the ultimate economic benefit of the ADC; the change in the deferred tax asset related to the ETA for transition provisions of the Bermuda CIT Act; and the impact of non-recurring transactions such as losses on the redemption of preferred shares.

	For the year ended
	December 31, 2023		December 31, 2022 (1)
	$	ROE (2)	$	ROE (2)
Net income (loss) attributable to common shareholder	$2,308,369	32.0%	$(949,502)	(14.2)%
Less: adjustments for non-operating items
Market risk benefit gains	7,079	0.1	121,211	1.8
Net realized and unrealized investment gains (losses)	517,426	7.2	(1,969,014)	(29.5)
Net foreign exchange losses	(42,542)	(0.6)	(14,774)	(0.2)
Interest in (losses) earnings of equity method investments	(15,040)	(0.2)	10,821	0.2
Adverse prior years' reserve development subject to ADC	(51,662)	(0.7)	(26,897)	(0.4)
Change in net deferred tax asset related to the Bermuda ETA	487,265	6.8	—	—
Tax effects of adjustments (3)	(41,272)	(0.6)	92,926	1.4
Operating income	$1,447,115	20.0%	$836,225	12.5%

	For the year ended
Calculation of average common shareholder's equity	December 31, 2023	December 31, 2022 (1)
Beginning of period common shareholder's equity	$6,197,319	$7,157,428
End of period common shareholder's equity	$8,224,421	$6,197,319
Average common shareholder's equity	$7,210,870	$6,677,374

	December 31, 2023	December 31, 2022 (1)
Total shareholders' equity	$8,424,421	$6,397,319
Preferred shares, aggregate liquidation value at $25 per share	200,000	200,000
Common shareholder’s equity or book value	$8,224,421	$6,197,319

Capital structure:
Total debt	$1,883,585	$1,848,003
Preferred shares, aggregate liquidation value	200,000	200,000
Common shareholder's equity	8,224,421	6,197,319
Total capital	$10,308,006	$8,245,322
(1) Amounts have been adjusted to reflect the adoption of LDTI.
(2) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity. The average common shareholder's equity is calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.
(3) Tax effects of adjustments for 2023 also includes non-operating impacts related to the recognition of the net deferred tax liability under the Bermuda CIT enactment for the future tax impact of temporary differences between book and tax value.

PartnerRe Ltd. is a leading global (re)insurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2023, total revenues were $9.1 billion. At December 31, 2023, total assets were $30.5 billion, total capital was $10.3 billion and total shareholders’ equity was $8.4 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/. Forward-looking statements contained in this press release, such as those related to company performance, are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements. The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts: PartnerRe Ltd. (441) 292-0888
Investor Contact: Stephen Boylan
Media Contact: Elizabeth Deacon

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